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                             January 11, 2022

       Devdatt Kurdikar
       President and Chief Executive Officer
       Embecta Corp.
       1 Becton Drive
       Franklin Lakes, NJ 07417

                                                        Re: Embecta Corp.
                                                            Registration
Statement on Form 10-12B
                                                            Filed December 21,
2021
                                                            File No. 001-41186

       Dear Mr. Kurdikar:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Registration Statement on Form 10-12B

       Exhibit 99.1 -- Information Statement
       Cautionary Note Regarding Forward-Looking Statements, page 42

   1. Please note that the safe harbor for forward-looking statements provided by the Private
                                                        Securities Litigation
Reform Act of 1995 (PSLRA) applies to issuers that are subject to the reporting
requirements of section 13(a) or section 15(d) of the Securities Exchange
                                                        Act of 1934 at the time
the statements are made. Please revise to remove the implication that the statements
made in your registration statement are within the protection of the
                                                        PSLRA or tell us why
you believe that the safe harbor is available to you.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Li Xiao at 202-551-4391 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact
 Devdatt Kurdikar
Embecta Corp.
January 11, 2022
Page 2

Jason Drory at 202-551-8342 or Ada D. Sarmento at 202-551-3798 with any other questions.



                                                         Sincerely,
FirstName LastNameDevdatt Kurdikar
                                                         Division of
Corporation Finance
Comapany NameEmbecta Corp.
                                                         Office of Life
Sciences
January 11, 2022 Page 2
cc:       David Lam, Esq.
FirstName LastName